Exhibit 99.1

Santiago, March 28, 2023

Mrs.

Solange Berstein Jáuregui

President

Financial Markets Commission

Present

Ref.	Communication of Material Fact.

Mrs President,

In compliance with the provisions of article 9 and 10 of Law No. 18,045 and that given by the RAN 18-10, I inform you that at the Board meeting today, the Board of Banco Santander Chile recognized the resignation of Oscar Von Chrismar Carvajal, alternate director, after having completed a professional cycle in Santander Group and have named María Olivia Recart Herrera as independent alternate director until the next Ordinary Shareholders’ Meeting on April 19, 2023.

Sincerely,
Roman Blanco Reinoso
General Manager

C.c:	- Stock Exchange